Exhibit 99.1

XPENG Reports First Quarter 2026 Unaudited Financial Results

•	Cash position[i] was RMB42.09 billion (US$6.10 billion) as of March 31, 2026

•	Quarterly total revenues were RMB13.03 billion, a 17.6% decrease year-over-year

•	Quarterly gross margin was 20.6%, an increase of 5.0 percentage points over the same period of 2025

•	Quarterly vehicle margin was 12.1%, an increase of 1.6 percentage points over the same period of 2025

GUANGZHOU, China, May 28, 2026 —XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global AI mobility technology company, today announced its unaudited financial results for the three months ended March 31, 2026.

Operational and Financial Highlights for the Three Months Ended March 31, 2026

	2026Q1	2025Q4	2025Q3	2025Q2	2025Q1	2024Q4
Total deliveries	62,682	116,249	116,007	103,181	94,008	91,507

•	Total deliveries of vehicles were 62,682 for the first quarter of 2026, representing a decrease of 33.3% from 94,008 in the corresponding period of 2025.

•	XPENG’s physical sales network had a total of 733 stores, covering 256 cities as of March 31, 2026.

•	XPENG self-operated charging station network reached 3,455 stations, including 2,398 XPENG ultra-fast charging stations as of March 31, 2026.

•

Total revenues were RMB13.03 billion (US$1.89 billion) for the first quarter of 2026, representing a decrease of 17.6% from the same period of 2025, and a decrease of 41.4% from the fourth quarter of 2025.

•

Revenues from vehicle sales were RMB11.00 billion (US$1.59 billion) for the first quarter of 2026, representing a decrease of 23.5% from the same period of 2025, and a decrease of 42.3% from the fourth quarter of 2025.

•	Gross margin was 20.6% for the first quarter of 2026, compared with 15.6% for the same period of 2025 and 21.3% for the fourth quarter of 2025.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 12.1% for the first quarter of 2026, compared with 10.5% for the same period of 2025 and 13.0% for the fourth quarter of 2025.

•

Net loss was RMB1.78 billion (US$0.26 billion) for the first quarter of 2026, compared with a loss of RMB0.66 billion for the same period of 2025 and a profit of RMB0.38 billion for the fourth quarter of 2025. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.69 billion (US$0.24 billion) for the first quarter of 2026, compared with a loss of RMB0.43 billion for the same period of 2025 and a profit of RMB0.51 billion for the fourth quarter of 2025.

[i]

Cash position includes cash and cash equivalents, restricted cash, short-term investments and time deposits. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.78 billion (US$0.26 billion) for the first quarter of 2026, compared with a loss of RMB0.66 billion for the same period of 2025 and a profit of RMB0.38 billion for the fourth quarter of 2025. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.69 billion (US$0.24 billion) for the first quarter of 2026, compared with a loss of RMB0.43 billion for the same period of 2025 and a profit of RMB0.51 billion for the fourth quarter of 2025.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.87 (US$0.27) and basic and diluted net loss per ordinary share were both RMB0.93 (US$0.14) for the first quarter of 2026. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.76 (US$0.26), and non-GAAP basic and diluted net loss per ordinary share were both RMB0.88 (US$0.13) for the first quarter of 2026.

•	Cash position was RMB42.09 billion (US$6.10 billion) as of March 31, 2026, compared with RMB47.66 billion as of December 31, 2025.

Key Financial Results

(in RMB billions, except for percentages)

	For the Three Months Ended			% Changeii
	March 31,	December 31,	March 31,
	2026	2025	2025	YoY	QoQ
Vehicle sales	11.00	19.07	14.37	-23.5%	-42.3%
Vehicle margin	12.1%	13.0%	10.5%	1.6pts	-0.9pts
Total revenues	13.03	22.25	15.81	-17.6%	-41.4%
Gross profit	2.68	4.74	2.46	9.1%	-43.4%
Gross margin	20.6%	21.3%	15.6%	5.0pts	-0.7pts
Net (loss) profit	(1.78)	0.38	(0.66)	168.7%	N/A
Non-GAAP net (loss) profit	(1.69)	0.51	(0.43)	295.9%	N/A
Net (loss) profit attributable to ordinary shareholders	(1.78)	0.38	(0.66)	168.7%	N/A
Non-GAAP net (loss) profit attributable to ordinary shareholders	(1.69)	0.51	(0.43)	295.9%	N/A
Comprehensive (loss) profit attributable to ordinary shareholders	(2.06)	0.22	(0.69)	198.4%	N/A

ii Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“Kickstarted by the successful launch of the GX, XPENG will deliver four new models this year, positioning us for a robust sales growth trajectory,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “This year, I am dedicated to leading our team to achieve the mass production of Robotaxis and humanoid robots. We are nurturing a global business ecosystem to transform physical AI technologies into new growth drivers for revenue and profit.”

“For the first quarter of 2026, our gross margin surpassed 20%. Our in-house technological innovation and surging international revenue enabled us to remain resilient through the industry’s seasonal slowdown,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “We will accelerate the mass adoption and commercialization of physical AI applications as a corporate strategic priority.”

Recent Developments

Deliveries in April 2026

•	Total deliveries were 31,011 vehicles in April 2026.

•	As of April 30, 2026, year-to-date total deliveries were 93,693 vehicles.

Launch of XPENG GX

On May 20, 2026, XPENG launched the XPENG GX, its tech flagship SUV.

Unaudited Financial Results for the Three Months Ended March 31, 2026

Total revenues were RMB13.03 billion (US$1.89 billion) for the first quarter of 2026, representing a decrease of 17.6% from RMB15.81 billion for the same period of 2025 and a decrease of 41.4% from RMB22.25 billion for the fourth quarter of 2025.

Revenues from vehicle sales were RMB11.00 billion (US$1.59 billion) for the first quarter of 2026, representing a decrease of 23.5% from RMB14.37 billion for the same period of 2025, and a decrease of 42.3% from RMB19.07 billion for the fourth quarter of 2025. The year-over-year and quarter-over-quarter decreases were mainly attributable to lower vehicle deliveries.

Revenues from services and others were RMB2.03 billion (US$0.29 billion) for the first quarter of 2026, representing an increase of 41.2% from RMB1.44 billion for the same period of 2025 and a decrease of 36.1% from RMB3.18 billion for the fourth quarter of 2025. The year-over-year increase was primarily attributable to increased revenues from technical research and development services (“technical R&D services”) and parts and accessories sales. The quarter-over-quarter decrease was primarily due to the reduction in technical R&D services revenues following a significant milestone catch-up in the prior quarter, as well as no revenue contribution from carbon credit trading in the current quarter.

Cost of sales was RMB10.35 billion (US$1.50 billion) for the first quarter of 2026, representing a decrease of 22.5% from RMB13.35 billion for the same period of 2025 and a decrease of 40.9% from RMB17.51 billion for the fourth quarter of 2025. The year-over-year and quarter-over-quarter decreases were mainly in line with vehicle deliveries as described above.

Gross margin was 20.6% for the first quarter of 2026, compared with 15.6% for the same period of 2025 and 21.3% for the fourth quarter of 2025.

Vehicle margin was 12.1% for the first quarter of 2026, compared with 10.5% for the same period of 2025 and 13.0% for the fourth quarter of 2025. The year-over-year increase was primarily attributable to the cost reduction and improvement in product mix of models. The quarter-over-quarter decrease was due to higher unit vehicle costs resulting from increased memory chip and battery related costs.

Services and others margin was 66.5% for the first quarter of 2026, compared with 66.4% for the same period of 2025 and 70.8% for the fourth quarter of 2025. The quarter-over-quarter decrease was due to a decreased share of the revenue from technical R&D services and parts and accessories sales within total services and other revenue.

Research and development expenses were RMB2.91 billion (US$0.42 billion) for the first quarter of 2026, representing an increase of 46.8% from RMB1.98 billion for the same period of 2025 and an increase of 1.1% from RMB2.87 billion for the fourth quarter of 2025. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and AI-related technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB1.88 billion (US$0.27 billion) for the first quarter of 2026, representing a decrease of 3.2% from RMB1.95 billion for the same period of 2025 and a decrease of 32.5% from RMB2.79 billion for the fourth quarter of 2025. The year-over-year and quarter-over-quarter decreases were primarily due to the lower commission to the franchised stores.

Other income, net was RMB0.18 billion (US$0.03 billion) for the first quarter of 2026, representing a decrease of 66.5% from RMB0.54 billion for the same period of 2025 and a decrease of 78.3% from RMB0.84 billion for the fourth quarter of 2025. The year-over-year and quarter-over-quarter decreases were primarily due to the decrease in receipt of government subsidies.

Fair value (loss) gain on derivative liability relating to the contingent consideration was a gain of RMB0.05 billion (US$0.01 billion) for the first quarter of 2026, compared with a loss of RMB0.12 billion for the same period of 2025 and a gain of RMB0.04 billion for the fourth quarter of 2025. This non-cash (loss) gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB1.87 billion (US$0.27 billion) for the first quarter of 2026, compared with RMB1.04 billion for the same period of 2025 and RMB0.04 billion for the fourth quarter of 2025.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB1.78 billion (US$0.26 billion) for the first quarter of 2026, compared with a loss of RMB0.80 billion for the same period of 2025 and a profit of RMB0.08 billion for the fourth quarter of 2025.

Net loss was RMB1.78 billion (US$0.26 billion) for the first quarter of 2026, compared with a loss of RMB0.66 billion for the same period of 2025 and a profit of RMB0.38 billion for the fourth quarter of 2025.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB1.69 billion (US$0.24 billion) for the first quarter of 2026, compared with a loss of RMB0.43 billion for the same period of 2025 and a profit of RMB0.51 billion for the fourth quarter of 2025.

Net loss attributable to ordinary shareholders of XPENG was RMB1.78 billion (US$0.26 billion) for the first quarter of 2026, compared with a loss of RMB0.66 billion for the same period of 2025 and a profit of RMB0.38 billion for the fourth quarter of 2025.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB1.69 billion (US$0.24 billion) for the first quarter of 2026, compared with a loss of RMB0.43 billion for the same period of 2025 and a profit of RMB0.51 billion for the fourth quarter of 2025.

Basic and diluted net loss per ADS were both RMB1.87 (US$0.27) for the first quarter of 2026, compared with RMB0.70 basic and diluted net loss per ADS for the first quarter of 2025 and RMB0.40 basic and diluted net profit per ADS for the fourth quarter of 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB1.76 (US$0.26) for the first quarter of 2026, compared with RMB0.45 non-GAAP basic and diluted net loss per ADS for the first quarter of 2025 and RMB0.53 and RMB0.52 non-GAAP basic and diluted net profit per ADS for the fourth quarter of 2025, respectively.

Balance Sheets

As of March 31, 2026, the Company had a cash position of RMB42.09 billion (US$6.10 billion), compared with RMB45.28 billion as of March 31, 2025 and RMB47.66 billion as of December 31, 2025.

Business Outlook

For the second quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 100,000 and 106,000, representing a year-over-year change of approximately -3.08% to +2.73%, and a quarter-over-quarter increase of approximately 59.54% to 69.11%.

•

Total revenues to be between RMB19.60 billion and RMB20.80 billion, representing a year-over-year increase of approximately 7.25% to 13.82%, and a quarter-over-quarter increase of approximately 50.38% to 59.59%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on May 28, 2026 (7:00 PM Beijing/Hong Kong Time on May 28, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG First Quarter 2026 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10054534-c1s7jl.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until June 4, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Chinese Mainland:	400-120-9216
Replay Access Code:	10054534

About XPENG

XPENG is a leading Chinese Smart EV and NEV company that designs, develops, manufactures, and markets Smart EVs and NEVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs and NEVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP (loss) profit from operations, non-GAAP net (loss) profit, non-GAAP net (loss) profit attributable to ordinary shareholders, non-GAAP basic (loss) profit per ordinary share and non-GAAP basic (loss) profit per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net (loss) profit or other consolidated statements of comprehensive (loss) profit data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2025 RMB	March 31, 2026 RMB	March 31, 2026 US$
ASSETS
Current assets
Cash and cash equivalents	17,329,612	14,460,430	2,096,322
Restricted cash	6,071,491	5,436,604	788,142
Short-term deposits	11,388,834	9,568,321	1,387,115
Restricted short-term deposits	296,277	1,223,833	177,419
Short-term investments	3,217,293	3,112,654	451,240
Long-term deposits, current portion	3,020,317	3,453,198	500,609
Restricted long-term deposits, current portion	600,472	—	—
Derivative assets	—	2,203	319
Accounts and notes receivable, net	1,996,917	1,078,429	156,339
Installment payment receivables, net, current portion	3,553,054	3,213,713	465,891
Inventory	10,380,668	13,291,855	1,926,914
Amounts due from related parties	102,219	119,406	17,310
Prepayments and other current assets, net	5,296,673	5,707,084	827,353

Total current assets	63,253,827	60,667,730	8,794,973

Non-current assets
Long-term deposits	4,263,542	3,354,922	486,362
Restricted long-term deposits	1,468,708	1,476,815	214,093
Property, plant and equipment, net	13,527,237	17,421,250	2,525,551
Right-of-use assets, net	3,730,921	1,187,653	172,174
Intangible assets, net	4,253,168	4,120,041	597,281
Land use rights, net	3,216,526	3,491,040	506,095
Installment payment receivables, net	6,496,020	5,866,931	850,526
Long-term investments	2,523,037	2,817,726	408,484
Other non-current assets	429,644	408,481	59,217

Total non-current assets	39,908,803	40,144,859	5,819,783

Total assets	103,162,630	100,812,589	14,614,756

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	4,282,000	6,764,000	980,574
Accounts payable	18,001,675	13,077,399	1,895,825
Notes payable	19,161,724	17,817,244	2,582,958
Amounts due to related parties	1,064	2,532	367
Income taxes payable	44,682	25,921	3,758
Derivative liabilities	281,009	227,709	33,011
Operating lease liabilities, current portion	445,901	327,703	47,507
Finance lease liabilities, current portion	55,581	84,002	12,178
Deferred revenue, current portion	1,463,065	1,753,105	254,147
Long-term borrowings, current portion	1,837,950	790,251	114,562
Accruals and other liabilities	12,538,698	12,463,653	1,806,850

Total current liabilities	58,113,349	53,333,519	7,731,737

Non-current liabilities
Long-term borrowings	6,588,865	9,004,823	1,305,425
Operating lease liabilities	4,246,599	2,066,919	299,640
Finance lease liabilities	740,576	4,644,769	673,350
Deferred revenue	1,206,014	1,275,748	184,945
Deferred tax liabilities	330,353	330,353	47,891
Other non-current liabilities	1,568,284	1,696,838	245,990

Total non-current liabilities	14,680,691	19,019,450	2,757,241

Total liabilities	72,794,040	72,352,969	10,488,978

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	105	105	15
Class B Ordinary shares	21	21	3
Additional paid-in capital	71,236,011	71,385,560	10,348,733
Statutory and other reserves	137,720	151,302	21,934
Accumulated deficit	(42,767,710)	(44,565,392)	(6,460,625)
Accumulated other comprehensive income	1,762,443	1,488,024	215,718

Total shareholders’ equity	30,368,590	28,459,620	4,125,778

Total liabilities and shareholders’ equity	103,162,630	100,812,589	14,614,756

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT/(LOSS)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	14,369,298	19,072,174	10,999,321	1,594,567
Services and others	1,441,330	3,181,585	2,034,460	294,935

Total revenues	15,810,628	22,253,759	13,033,781	1,889,502

Cost of sales
Vehicle sales	(12,866,303)	(16,583,754)	(9,669,451)	(1,401,776)
Services and others	(484,795)	(928,199)	(681,737)	(98,831)

Total cost of sales	(13,351,098)	(17,511,953)	(10,351,188)	(1,500,607)

Gross profit	2,459,530	4,741,806	2,682,593	388,895

Operating expenses
Research and development expenses	(1,980,724)	(2,874,248)	(2,906,991)	(421,425)
Selling, general and administrative expenses	(1,946,064)	(2,792,254)	(1,883,438)	(273,041)
Other income, net	544,040	839,694	182,249	26,421
Fair value (loss) gain on derivative liability relating to the contingent consideration	(118,229)	40,744	51,113	7,410

Total operating expenses, net	(3,500,977)	(4,786,064)	(4,557,067)	(660,635)

Loss from operations	(1,041,447)	(44,258)	(1,874,474)	(271,740)

Interest income	291,227	262,919	257,166	37,281
Interest expense	(128,935)	(76,485)	(164,994)	(23,919)
Fair value loss on derivative assets or derivative liabilities	—	—	(101)	(15)
Investment gain on long-term investments	79,653	265,364	169,117	24,517
Exchange gain (loss) from foreign currency transactions	130,448	(12,994)	(148,728)	(21,561)
Other non-operating income (expenses), net	20,275	22,173	(959)	(139)

(Loss) profit before income tax expenses and share of results of equity method investees	(648,779)	416,719	(1,762,973)	(255,576)

Income tax expenses	(7,991)	(22,128)	(9,251)	(1,341)
Share of results of equity method investees	(7,276)	(11,383)	(11,876)	(1,722)

Net (loss) profit	(664,046)	383,208	(1,784,100)	(258,639)

Net (loss) profit attributable to ordinary shareholders of XPeng Inc.	(664,046)	383,208	(1,784,100)	(258,639)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT/(LOSS) (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$
Net (loss) profit	(664,046)	383,208	(1,784,100)	(258,639)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(25,710)	(166,194)	(274,419)	(39,782)

Total comprehensive (loss) profit attributable to XPeng Inc.	(689,756)	217,014	(2,058,519)	(298,421)

Comprehensive (loss) profit attributable to ordinary shareholders of XPeng Inc.	(689,756)	217,014	(2,058,519)	(298,421)

Weighted average number of ordinary shares used in computing net (loss) profit per ordinary share
Basic	1,899,365,591	1,908,651,262	1,910,568,643	1,910,568,643
Diluted	1,899,365,591	1,934,719,272	1,910,568,643	1,910,568,643
Net (loss) profit per ordinary share attributable to ordinary shareholders
Basic	(0.35)	0.20	(0.93)	(0.14)
Diluted	(0.35)	0.20	(0.93)	(0.14)
Weighted average number of ADS used in computing net (loss) profit per share
Basic	949,682,796	954,325,631	955,284,322	955,284,322
Diluted	949,682,796	967,359,636	955,284,322	955,284,322
Net (loss) profit per ADS attributable to ordinary shareholders
Basic	(0.70)	0.40	(1.87)	(0.27)
Diluted	(0.70)	0.40	(1.87)	(0.27)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$
Loss from operations	(1,041,447)	(44,258)	(1,874,474)	(271,740)
Fair value loss (gain) on derivative liability relating to the contingent consideration	118,229	(40,744)	(51,113)	(7,410)
Share-based compensation expenses	120,028	162,629	149,549	21,680

Non-GAAP (loss) profit from operations	(803,190)	77,627	(1,776,038)	(257,470)

Net (loss) profit	(664,046)	383,208	(1,784,100)	(258,639)
Fair value loss (gain) on derivative liability relating to the contingent consideration	118,229	(40,744)	(51,113)	(7,410)
Share-based compensation expenses	120,028	162,629	149,549	21,680

Non-GAAP net (loss) profit	(425,789)	505,093	(1,685,664)	(244,369)

Net (loss) profit attributable to ordinary shareholders	(664,046)	383,208	(1,784,100)	(258,639)
Fair value loss (gain) on derivative liability relating to the contingent consideration	118,229	(40,744)	(51,113)	(7,410)
Share-based compensation expenses	120,028	162,629	149,549	21,680

Non-GAAP net (loss) profit attributable to ordinary shareholders of XPeng Inc.	(425,789)	505,093	(1,685,664)	(244,369)

Weighted average number of ordinary shares used in calculating Non-GAAP net (loss) profit per share
Basic	1,899,365,591	1,908,651,262	1,910,568,643	1,910,568,643
Diluted	1,899,365,591	1,934,719,272	1,910,568,643	1,910,568,643
Non-GAAP net (loss) profit per ordinary share
Basic	(0.22)	0.26	(0.88)	(0.13)
Diluted	(0.22)	0.26	(0.88)	(0.13)
Weighted average number of ADS used in calculating Non-GAAP net (loss) profit per share
Basic	949,682,796	954,325,631	955,284,322	955,284,322
Diluted	949,682,796	967,359,636	955,284,322	955,284,322
Non-GAAP net (loss) profit per ADS
Basic	(0.45)	0.53	(1.76)	(0.26)
Diluted	(0.45)	0.52	(1.76)	(0.26)